CERTIFICATE OF QUALIFIED PERSON

I, Richard W. Jolk, P.E., Ph.D., do hereby certify that:

1. I am currently employed as a Principal V Minerals Engineer by Tetra Tech, Inc. with a business address of:

   Tetra Tech, Inc.
   350 Indiana Street, Suite 500
   Golden, Colorado 80401
   U.S.A.

2. I am a graduate of the Colorado School of Mines, Bachelor of Science degree in Metallurgical Engineering, 1978 – Master of Science degree in Mine Engineering, 1986 – Master's degree in Environmental Engineering, 1993 – Doctorate in Mining Engineering specializing in Process Engineering Optimization, 2007.

3. I am a licensed Professional Engineer in good standing in the State of Colorado, license number 24448.

4. My relevant experience is that I have worked over 10 years with operators in mine and mineral processing operations, 11 years with engineering firms in project valuation, design, engineering, construction and commissioning, and 11 years as an independent minerals industry consultant.

5. I have read the definition of "qualified person" set out in National instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Section 13 of the Technical Report titled "MacArthur Copper Project, Amended NI 43-101 Technical Report, Preliminary Economic Assessment, Lyon County, Nevada, USA" dated effective 23 May 2012 and amended on 17 January 2014 (the "Technical Report").

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I have visited and inspected the MacArthur Copper Project site located in the Yerington Mining District on February 20, 2012, March 19, 2012, and April 17, 2012.

9. As of the date of this certificate, to the best of my knowledge, information and belief, those portions of the Technical Report for which I am responsible contain all scientific and technical information required to be disclosed to make the report not misleading.

10. I am independent of Quaterra Resources applying all of the tests in section 1.5 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and those portions of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 17th day of January, 2014.

Signature of Qualified Person

Richard W. Jolk

Print name of Qualified Person